J.P. Galda & Co.
Attorneys-At-Law
323 Pine Street, Suite 702
Easton, Pennsylvania 18042
Telephone (215) 815-1534

October 2, 2015

Via Edgar

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Algae Dynamics Corp.
Registration Statement on Form S-1
Commission File No. 333-207232

Ladies and Gentlemen:

This firm acts as counsel to Algae Dynamics Corp. (the "Registrant"). Yesterday the Registrant filed the above-captioned Registration Statement on Form S – 1 (the "Registration Statement") for the purpose of registering the resale of securities that may be put to RY Capital Group, LLC pursuant to an Equity Purchase Agreement. The Registrant previously filed a registration statement (Commission File No. 333-199612) covering the resale of shares to be offered by the selling security holders named therein which was declared effective on November 21, 2014. The disclosure in the Registration Statement with respect to the Registrant is substantially similar to the disclosure that was subjected to a full review by the Commission staff which, although updated to deal with developments in the past year, is qualitatively substantially unchanged. The disclosure with respect to the plan of distribution and the Equity Purchase Agreement is substantially similar to that which has been employed by other registrants with similar financing agreements. [See for example Rich Pharmaceuticals, Commission File No. 333-204358]  My contact information is found on this letterhead and my e-mail address is JPGalda@JPGaldaCo.com. The Registrant's contact is Paul Ramsay. His contact information follows: Telephone (416) 704-3040 and e-mail ramsay@algaedynamics.com.

The Registrant would like to go effective on this Registration Statement as soon as possible. Please contact me at your earliest convenience with regard to whether the staff intends to review the Registration Statement and if so the expected level of review.

Thank you for your assistance in this matter.

Sincerely,

/s/ Joseph P. Galda